SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
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SCHEDULE 13D/A
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)
(Amendment No. 4)

Colonial Commercial Corp.
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(NAME OF ISSUER)

Common Stock, par value $.05 per share
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(TITLE OF CLASS OF SECURITIES)

COMMON STOCK: 195621 40 4
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(CUSIP NUMBER)

Goldman Associates of New York, Inc.
c/o Colonial Commercial Corp.
275 Wagaraw Road
Hawthorne, New Jersey 07506
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS)

July 9, 2009
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(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Explanatory Note: On July 9, 2009, Colonial Commercial Corp. (the “Company”) filed a Schedule TO with the Securities and Exchange Commission and disclosed that it proposes to make a tender offer (the “Tender Offer”) to purchase its Convertible Preferred Stock.  The primary purpose of the proposed Tender Offer is to reduce the number of holders of record of Convertible Preferred Stock to below 300 in order to permit the Company to deregister its securities under the Securities Exchange Act of 1934 (“Act”).  The Company’s securities will no longer trade on the Over-the-Counter Bulletin Board if it deregisters its securities under the Act. This Schedule 13D is being amended to reflect the proposed Tender Offer and that Mr. Michael Goldman is a filing person on the Schedule TO.    Mr. Goldman is the Chief Executive Officer and majority shareholder of Goldman Associates of New York, Inc. (“Goldman Associates”) and is also Chairman of the Company. Mr. Goldman advised the Company that he does not intend to tender his Convertible Preferred Stock in the Tender Offer. However, his percentage ownership interest will increase upon the purchase by the Company of any shares of Convertible Preferred Stock in the Tender Offer or otherwise.

Cusip No. 195621 40 4	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Goldman Associates of New York, Inc. 11-1767996
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
		7	SOLE VOTING POWER
NUMBER OF
SHARES			979,255 shares of common stock1
BENEFICIALLY		8	SHARED VOTING POWER
OWNED BY
EACH			N/A
REPORTING		9	SOLE DISPOSITIVE POWER
PERSON WITH
979,255 shares of common stock 1
		10	SHARED DISPOSITIVE POWER

N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

979,255 shares of common stock 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒2
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
21.04%
14	TYPE OF REPORTING PERSON
CO

______________________________________
1  Michael Goldman is the Chief Executive Officer and majority shareholder of Goldman Associates of New York, Inc. (“Goldman Associates”) and is also Chairman of the Company.  Goldman Associates is the owner of 979,255 shares of Common Stock (“Goldman Shares”). Mr. Goldman is the owner of 247,009 shares of Common Stock, 91,065 shares of Convertible Preferred Stock, and the beneficial owner of the Goldman Shares.

2 Excludes 247,009 shares of Common Stock and 91,065 shares of Convertible Preferred Stock owned by Michael Goldman.  Goldman Associates disclaims beneficial ownership of these shares.

Cusip No. 195621 40 4	13D	Page 3 of 6

ITEM 1. SECURITY AND ISSUER.

The title of the class of equity securities to which this statement relates is common stock, par value $.05 per share (the "Common Stock"), of Colonial Commercial Corp., a New York corporation (the "Company"). The address of the principal executive office of the Company is 275 Wagaraw Road, Hawthorne, NJ 07506.

ITEM 2. IDENTITY AND BACKGROUND.

Name: Goldman Associates of New York, Inc. 11-1767996

State of Organization: New York

Business Address: 17305 St James Court, Boca Raton, FL 33496

Present business: Investment Company

Criminal Proceedings: None

Applicable Civil, Judicial or Administrative Proceedings: None

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock reported on this Schedule 13D/A were acquired using working capital.

There have been no transactions in shares of Common Stock or Preferred Stock by Goldman Associates within the past sixty days.

ITEM 4. PURPOSE OF TRANSACTION.

Goldman Associates acquired the interests in the Company described in this Schedule 13D/A for investment purposes.

(a)-(g): Not applicable

(h)-(i): On July 9, 2009, Colonial Commercial Corp. (the “Company”) filed a Schedule TO with the Securities and Exchange Commission and disclosed that it proposes to make a tender offer (the “Tender Offer”) to purchase its Convertible Preferred Stock.  The primary purpose of the proposed Tender Offer is to reduce the number of holders of record of Convertible Preferred Stock to below 300 in order to permit the Company to deregister its securities under the Securities Exchange Act of 1934 (“Act”).  The Company’s securities will no longer trade on the Over-the-Counter Bulletin Board if it deregisters its securities under the Act. This Schedule 13D is being amended to reflect the proposed Tender Offer and that Mr. Michael Goldman is a filing person on the Schedule TO.  Mr. Goldman is the Chief Executive Officer and majority shareholder of Goldman Associates and is also Chairman of the Company. Mr. Goldman advised the Company that he does not intend to tender his Convertible Preferred Stock in the Tender Offer. However, his percentage ownership interest will increase upon the purchase by the Company of any shares of Convertible Preferred Stock in the Tender Offer or otherwise.

Cusip No. 195621 40 4	13D	Page 4 of 6

(j) Other than as set forth above, the reporting person currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D, although the reporting person reserves the right to develop such plans.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	See Items 11 through 13 set forth on the cover page of this Statement.

(b)	See Items 7 through 10 set forth on the cover page of this Statement.

(c)	There have been no transactions in shares of Common Stock or Preferred Stock by Goldman Associates within the past sixty days.

(d)
The shareholders of Goldman Associates have the right receive the proceeds from the sale of Common Stock held by Goldman Associates in accordance with such shareholder’s percentage ownership interest in Goldman Associates.

(e)	N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH THE ISSUER.

(a)
Pursuant to a Private Placement Purchase Agreement dated February 3, 2004, effective February 12, 2004, between the Company and Michael Goldman, Mr. Goldman purchased 170,000 shares of Common Stock at $.60 per share at an aggregate purchase price of $102,000.

(b)
Pursuant to a Private Placement Purchase Agreement dated July 30, 2004, Goldman Associates purchased 600,000 shares of Common Stock and a warrant (“Warrant”) to purchase 150,000 shares of Common Stock, at an exercise price of $3.00 per share, for a purchase price of $750,000. Goldman Associates also purchased a subordinated secured note (“Note”), as amended, for a purchase price of $750,000. The Warrant expired on December 31, 2008.

(c)	On March 27, 2008, the Company amended the Note (“Amendment No. 1”) to extend the Maturity Date from June 30, 2008 to January 1, 2009.

(d)
On February 12, 2009, the Company further amended the Note (“Amendment No. 2”) to (i) extend the Maturity Date from January 1, 2009 to January 1, 2010 so that the $750,000 principal amount of the Note is payable on January 1, 2010, and (ii) increase the accrued interest rate by 2% so that the Note accrues interest from and after January 1, 2009 at the prime rate in effect from time to time plus 2%.

(e)
Goldman Associates has agreed to lend $171,033 to the Company if and when the Tender Offer is commenced.  The Company will apply these funds towards the purchase of shares of Convertible Preferred Stock tendered in the Tender Offer.  If the loan is made, the Company will execute and deliver to Goldman Associates a note therefor in the form attached as exhibit 4.07. The principal amount of the Note will be amortizable in equal quarterly installments over a five-year period, and will accrue interest payable quarterly at 12%.

Cusip No. 195621 40 4	13D	Page 5 of 6

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

4.01	Private Placement Purchase Agreement dated February 3, 2004, effective February 12, 2004 by and between Colonial Commercial Corp. and Michael Goldman	Incorporated herein by reference from Exhibit 4.1 to Michael Goldman’s Schedule 13D filed on August 16, 2005.

4.02	Private Placement Purchase Agreement dated July 29, 2004 by and between Colonial Commercial Corp. and Goldman Associates of New York, Inc.	Incorporated herein by reference from Exhibit 4.3 to the Company's Form 10-Q filed on June 30, 2004.

4.03	Secured Note dated July 29, 2004 by and between Colonial Commercial Corp. and Goldman Associates of New York, Inc.	Incorporated herein by reference from Exhibit 4.4 to the Company's Form 10-Q filed on June 30, 2004.

4.04	Warrant Agreement dated June 21, 2004 by and between Colonial Commercial Corp. and Goldman Associates of New York, Inc.	Incorporated herein by reference from Exhibit 4.5 to the Company's Form 10-Q filed on June 30, 2004.
4.05	Amendment No. 1 dated March 27, 2008 to the Secured Note Payable dated as of July 29, 2004 by and between Colonial Commercial Corp. and Goldman Associates of New York, Inc.	Incorporated herein by reference from Exhibit 10.14(d) to the Company’s Form 10-K filed on March 31, 2008.

4.06	Amendment No. 2 dated February 12, 2009 to the Secured Note Payable dated as of July 29, 2004 by and between Colonial Commercial Corp. and Goldman Associates of New York, Inc.	Incorporated herein by reference from Exhibit 10.03 to the Company’s Form 8-K filed on February 13, 2009.

4.07	Form of Note by and between Colonial Commercial Corp. and Goldman Associates of New York, Inc.	Incorporated herein by reference from Exhibit (b)(1) to the Company’s SC-TO filed on July 9, 2009.

Cusip No. 195621 40 4	13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 10, 2009

Goldman Associates of New York, Inc.

/s/ Michael Goldman
Michael Goldman, Chief Executive Officer